SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 5, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)
Enclosed:
News Release

5 October 2009
Ivanhoe Mines, Rio Tinto and Government of Mongolia to sign
Oyu Tolgoi Investment Agreement in state ceremony October 6
ULAANBAATAR, MONGOLIA — Ivanhoe Mines and its strategic partner, Rio Tinto, will join with the Government of Mongolia in a state ceremony for the signing of an Investment Agreement for the Oyu Tolgoi copper-gold project on Tuesday, October 6.
The Mongolian Government announced on October 4 that the signing will take place in the Great Hall of the Parliament House in the capital city of Ulaanbaatar. The ceremony will be attended by Mongolia’s President Tsakhia Elbegdorj, Prime Minister Sanjaa Bayar, Parliament Speaker Damdin Demberel, members of the Cabinet, members of the national Parliament, government officials and invited representatives of international embassies, the Mongolian business community, civic organizations and the public.
The Investment Agreement, which establishes a legal, stable, long-term tax and regulatory environment for the construction and operation of the Oyu Tolgoi mining complex, will be signed by representatives of Ivanhoe Mines and Rio Tinto. Under Mongolia’s Minerals Law, the Government’s signatories will be the Minister of Finance, the Minister of Mineral Resources and Energy and the Minister of Environment and Tourism.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
Website: www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 5, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary